AEM SPA



05007565



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/186/2005/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)



SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH, D.C.

BY COURIER

April 22, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Directors' explanatory report for the Sharehelders' Meeting on April 29.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL



FILE NO. 82-4911

DIRECTORS' EXPLANATORY REPORT FOR THE ORDINARY SHAREHOLDERS' MEETING CALLED TO RESOLVE UPON APPROVAL OF PURCHASE AND SALE OF OWN SHARES PURSUANT TO ARTICLE 115 OF LEGISLATIVE DECREE NO. 58 OF FEBRUARY 24, 1998, AND ARTICLES 73 AND 93 OF CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999.

Dear Shareholders,

1. the Ordinary Shareholders' Meeting was called by the Board of Directors of your Company (hereinafter referred to as "AEM" or the "Company") in order to request the renewal of the approval for the purchase and sale of own shares currently existing in portfolio (hereinafter referred to as the "Shares"), the effects of which would expire at the end of April 2005.

   The proposal has the following aims:

   (a) to improve the Company's financial structure through increased use of leverage;

   (b) to make available an investment opportunity in connection with the development of the company and the trend in the stock markets, also for the purposes of being able to carry out, if necessary, a stabilising activity in the stock exchange's markets, in compliance with applicable law;

   (c) to make it possible to use the own shares within the framework of transactions linked to the current management and of industrial projects which are consistent with the strategies to be pursued by the company and in connection with which there is an opportunity to trade shares.

2. The transactions of purchase and sale of the Shares shall be implemented in accordance with Article 2357 and subsequent of the Italian Civil Code and Article 132 of Legislative Decree no. 58, dated February 24, 1998, to such an

extent that said shares may not totally exceed - at any time - 10% of the share capital, and within the limits of the distributable profits and of the available reserves resulting from the last financial statements which have been duly approved and, in any case, for a total expenditure not exceeding 300 million Euro.

For the purposes of assessing compliance with the limit referred to in Article 2357, paragraph 3, of the Italian Civil Code, it should be noted that the Company's share capital currently stands at € 936,024,648.00, divided in 1,800,047,400 ordinary shares, and at the date of this Report your Company holds 22,751,455 own shares, equal to a total of 1.26% of the share capital, while AEM's subsidiaries do not hold any of the controlling company's shares. It should also be noted, as the market has already been informed in the Press Release of February 23, 2005, that 7,909,605 of the 22,751,455 own shares held by the Company at the date of this Report are due to be assigned before the shareholders' meeting, thus implementing the agreement relating to the purchase of 30% of the Ecodeco Group. It is therefore assumed that the number of own shares in portfolio will be - by the date of the Shareholders' Meeting – 14,841,850, equal to 0.82% of the share capital.

3. The Shareholders' Meeting is required to approve - such approval being effective for a period of 18 months starting from the date of this resolution - the following type of transactions: **(i)** purchases to be carried out in accordance with the procedures and within the limits provided for by the current regulations issued by *Borsa Italiana S.p.A.*[1], in compliance with the equal treatment of the shareholders of each class pursuant to Article 132 of Legislative Decree no. 58, dated February 24, 1998, excluding the take-over bids and/or the share for share offers; **(ii)** acts of disposition and, in particular, sales to be carried out within the framework of trading activities, block trade or in the electronic stock market.

4. The minimum and maximum consideration for the purchase of the Shares shall be fixed by the Board of Directors - which shall be entitled to sub-delegate

powers to one or more directors -, on the basis of the following objective criterion appropriate to make it possible to unilaterally identify the minimum and maximum considerations of the purchase transactions: the unit consideration for the purchase will not be lower than the par value of the security (0.52 Euro) and shall not exceed 5% (five percent) of the reference price recorded by he security in the stock exchange session preceding every single purchase transaction.

5. As to the future destination of the shares which are purchased this way, the Board - in consideration of the above mentioned reasons for the purchase - mainly intends to make a medium-long term investment; however, it shall require the meeting to approve the use and disposal of the own shares purchased, to be made through block trade or in the electronic stock market, also within the framework of the trading activity, for a unit consideration which shall not be lower than 5% with respect to the reference price recorded by the security in the session preceding every single transaction. Said price limit shall not apply in the event of other acts of disposition other than sale and, in particular, in the event of exchanges of own shares made within the framework of industrial projects.

6. Finally, it is pointed out that the purchase transaction is not instrumental to the reduction in the share capital of your Company.

*****

Should you agree upon the above proposals, please pass the following resolution:

The Ordinary Meeting

- Once the Explanatory Report of the Board of Directors - that has been drawn up pursuant to Article 115 of Legislative Decree no. 58, dated February 24, 1998, and to Articles 73 and 93 of the *Consob* Resolution no. 11971, dated May 14, 1999 - has been heard;

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[1] *Borsa Italiana S.p.A.* = Italian Stock Exchange.

- Having noted that, at the date of the Directors' Report, AEM owns 22,751,455 own shares amounting to a total of 1.26% of the total share capital (of which 7,909,605 are intended for assignment prior to the Shareholders' Meeting) and none of the latter company's subsidiaries holds ordinary AEM shares;

- Once acknowledged the opportunity to renew the authorisations for transactions for the purchase and sale of Shares, for the purposes and in accordance with the procedures referred to hereinabove;

resolves

1. "to approve - pursuant to and for the effects of Article 2357 of the Italian Civil Code - the purchase - on one or more occasions - of own shares within a maximum total amount not exceeding 10% of the share capital and, in any case, for a total expenditure not exceeding 300 million Euro, taking into account the own shares already held by AEM; said purchase is to be made according to the procedures agreed upon with *Borsa Italiana S.p.A.*, within 18 months subsequent to the date of this resolution";

2. "to provide that the purchases referred to in point 1 above have to be made for a unit consideration not lower than the par value of the security (0.52 Euro) and not exceeding 5% (five percent) of the reference price recorded by the security in the stock exchange session preceding every single purchase transaction";

3. "to provide that the purchases referred to in point 1 above have to be made within the limits of the distributable profits and of the available reserves resulting from the last financial statements approved by the Company";

4. "to authorise acts of disposition concerning the Shares to be made both through sale and exchange of shareholdings within the framework of industrial projects";

5. "to provide that the sales referred to in point 4 above have to be made, also in more than one context, within 18 months subsequent to the date of this resolution, in the framework of both trading activities and block trade, and, finally, in the electronic stock market, for a unit sale consideration which may not be lower than 5% (five

percent) with respect to the reference price of the shares recorded in the session preceding every single transaction. Said price limit shall not apply in the event of exchanges of own shares made within the framework of industrial projects";

6. "to grant the Board of Directors - and the Chairman, through the Board itself - the widest powers necessary to entirely and fully implement the resolutions referred to in the points above".

Milan, March 16, 2005

For the Board of Directors

The Chairman